           SUPPLEMENT TO THE OFFER TO PURCHASE DATED OCTOBER 16, 1996

                            GREEN ACQUISITION CORP.
                          a wholly owned subsidiary of
                                CSX CORPORATION
           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH

                       AN AGGREGATE OF 17,860,124 SHARES
                                       OF
       COMMON STOCK AND SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK
     (including, in each case, the associated Common Stock Purchase Rights)

                                       OF

                                  CONRAIL INC.
                                       TO

                               $110 NET PER SHARE

THE OFFER HAS BEEN EXTENDED. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 20, 1996, UNLESS THE OFFER IS FURTHER EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THE RECEIPT BY GREEN ACQUISITION CORP. ("PURCHASER"), PRIOR TO THE EXPIRATION OF THE OFFER, OF AN INFORMAL WRITTEN OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO PURCHASER FROM THE STAFF OF THE SURFACE TRANSPORTATION BOARD (THE "STB"), WITHOUT THE IMPOSITION OF ANY CONDITIONS UNACCEPTABLE TO PURCHASER, THAT THE USE OF A VOTING TRUST (THE "VOTING TRUST") IN SUBSTANTIALLY THE FORM CONTEMPLATED BY THE MERGER AGREEMENT (AS DEFINED HEREIN) IS CONSISTENT WITH THE POLICIES OF THE STB AGAINST UNAUTHORIZED ACQUISITIONS OF CONTROL OF A REGULATED CARRIER (THE "VOTING TRUST CONDITION"), (2) THE RECEIPT BY PURCHASER, PRIOR TO THE EXPIRATION OF THE OFFER, OF AN INFORMAL STATEMENT FROM THE PREMERGER NOTIFICATION OFFICE OF THE FEDERAL TRADE COMMISSION ("FTC") THAT THE TRANSACTIONS CONTEMPLATED BY THE OFFER, THE MERGER AGREEMENT AND THE COMPANY STOCK OPTION AGREEMENT (AS DEFINED IN THE OFFER TO PURCHASE) ARE NOT SUBJECT TO, OR ARE EXEMPT FROM, THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), OR IN THE ABSENCE OF THE RECEIPT OF SUCH INFORMAL STATEMENT, ANY APPLICABLE WAITING PERIOD UNDER THE HSR ACT SHALL HAVE EXPIRED OR BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER (THE "HSR CONDITION"), (3) PARENT AND PURCHASER OBTAINING, PRIOR TO THE EXPIRATION OF THE OFFER, SUFFICIENT FINANCING, ON TERMS REASONABLY ACCEPTABLE TO PARENT, TO ENABLE CONSUMMATION OF THE OFFER AND MERGER (THE "FINANCING CONDITION") AND (4) THERE BEING AT LEAST 17,860,124 SHARES (AS DEFINED HEREIN) VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. SEE SECTION 15 OF THE OFFER TO PURCHASE, AND SECTIONS 4 AND 8 OF THIS SUPPLEMENT.
                            ------------------------
     THE BOARD OF DIRECTORS OF CONRAIL INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE MERGER) ARE IN THE BEST INTERESTS OF THE COMPANY, AND RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                            ------------------------
                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's shares of common stock, par value $1.00 per share ("Common Shares"), or shares of Series A ESOP Convertible Junior Preferred Stock, without par value ("ESOP Preferred Shares," and together with the Common Shares, the "Shares") should either (i) complete and sign the (blue) Letter of Transmittal (or a facsimile thereof) circulated with the Offer to Purchase (as defined herein) or this Supplement in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver such Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined in the Offer to Purchase) and either deliver the certificates for such Shares to the Depositary along with such Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

    Any shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

    Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager (as such terms are defined in the Offer to Purchase) at their respective addresses and telephone numbers set forth on the back cover of this Supplement.

                      The Dealer Manager for the Offer is:
                        WASSERSTEIN PERELLA & CO., INC.
November 6, 1996

TO THE HOLDERS OF COMMON STOCK AND SERIES A
ESOP CONVERTIBLE JUNIOR PREFERRED STOCK OF CONRAIL INC.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), of Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("Parent"). Pursuant to this Supplement, Purchaser is now offering to purchase an aggregate of 17,860,124 Shares of Conrail Inc., a Pennsylvania corporation (the "Company"), at a price of $110 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the Letters of Transmittal circulated with the Offer to Purchase and this Supplement (which together constitute the "Offer").

     Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE MERGER) ARE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS OF THE COMPANY WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 14, 1996 (the "Original Merger Agreement"), as amended by the first amendment thereto, dated as of November 5, 1996 (the "First Amendment" and, the Original Merger Agreement, as amended, the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of certain conditions, the Company will be merged with and into Purchaser (the "Merger"), with Purchaser as the surviving corporation (the "Surviving Corporation"), in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the "Pennsylvania Law"). As more fully described in Section 13 of the Offer to Purchase and Section 7 of this Supplement, in the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any other wholly owned subsidiary of Parent or the Company) will be converted, at the election of the holder of Shares and subject to certain limitations, into the right to receive (i) $110 in cash, without interest, (ii)
1.85619 shares of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock") or (iii) a combination of such cash and shares of Parent Common Stock. However, the Merger Agreement contains provisions which will ensure that, regardless of the number of Shares for which holders have elected to receive cash or Parent Common Stock, as the case may be, the aggregate number of Shares to be converted into Parent Common Stock pursuant to the Merger shall be equal as nearly as practicable to 60% of all Shares outstanding immediately prior to the Merger on a fully diluted basis (except for Shares issuable or outstanding pursuant to the Company Stock Option), and the aggregate number of Shares to be converted into the right to receive cash pursuant to the Merger, together with the Shares theretofore purchased by Purchaser (other than upon exercise of the Company Stock Option), shall be equal as nearly as practicable to 40% of all such Shares outstanding immediately prior to the Merger. Accordingly, in the case of any particular shareholder, depending on the aggregate number of Shares for which the holders have elected to receive cash or Parent Common Stock, as the case may be, such shareholder may not receive in respect of his or her Shares the amount of cash, Parent Common Stock or combination thereof that such shareholder requested in his or her election. See
Section 13 of the Offer to Purchase. The time at which the Merger is consummated in accordance with the Merger Agreement is hereinafter referred to as the "Effective Time." The Offer and the Merger are sometimes collectively referred to herein as the "Transactions."

     As set forth in greater detail in the Offer to Purchase (see the Introduction and Section 16 of the Offer to Purchase), unless the Company Articles are amended to include an "opt out" provision from the Pennsylvania Control Transaction Law, Purchaser effectively is precluded from purchasing more than the Minimum Number of Shares pursuant to the Offer. The Company has filed preliminary proxy materials with the SEC for the Pennsylvania Special Meeting that was originally scheduled to be held on November 14, 1996. Such meeting date has been canceled by the Company. As of the date of this Supplement, the Company Board has set the record date for the Pennsylvania Special Meeting at December 5, 1996, and the Pennsylvania Special Meeting currently is expected to be held in mid-December.

     If the Articles Amendment is approved by the requisite vote of the Company's shareholders at the Pennsylvania Special Meeting prior to the expiration of the Offer, Purchaser may (but is not obligated to) increase the Minimum Number of Shares to an amount equal to 40% of outstanding Shares on a fully diluted basis (excluding Common Shares issuable upon exercise of the Company Stock Option) and, if Purchaser in its discretion determines to so increase the Minimum Number of Shares and if required under the rules of the SEC, Purchaser shall extend the Offer. See the Introduction and Section 1 of the Offer to Purchase. Alternatively, if the Pennsylvania Shareholder Approval is obtained (whether or not such approval is obtained prior to the expiration of the Offer), Purchaser may, in its discretion and depending upon the circumstances (but subject to the terms and conditions of the Offer and the Merger Agreement), accept for payment Shares in the Offer and thereafter purchase additional Shares in a later tender offer (the "Second Offer"), pursuant to the Company Stock Option Agreement or otherwise. Such additional Share purchases may be on terms different from the terms of the Offer, provided that in the Merger Agreement Parent and Purchaser have agreed that additional purchases pursuant to the Second Offer shall be at a price not less than $110 and shall be on terms no less favorable to the Company's shareholders than the Offer. In addition, under the terms of the Merger Agreement, at any time following seven business days after consummation of the Offer, if Parent and its subsidiaries do not already own 40% or more of the outstanding Shares (as determined above), the Company may require Parent to commence the Second Offer; provided that Parent shall not be required to consummate any such Second Offer until after the Pennsylvania Shareholder Approval is obtained. The Company has agreed that it shall not request Parent to commence the Second Offer at any time that the Offer is outstanding and the Expiration Date is within 10 business days thereof. See Sections 1 and 13 of the Offer to Purchase and Section 7 of this Supplement.

     THE OFFER DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY PARENT COMMON STOCK. SUCH AN OFFER MAY BE MADE ONLY PURSUANT TO A PROSPECTUS.

     Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering shareholders may use either the original (blue) Letter of Transmittal and the original (gray) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or the revised (blue) Letter of Transmittal and revised (gray) Notice of Guaranteed Delivery circulated with this Supplement. While the original Letter of Transmittal circulated with the Offer to Purchase refers to the Offer to Purchase, and the Letter of Transmittal circulated with this Supplement refers to the Offer to Purchase and this Supplement, shareholders using such documents to tender Shares will nevertheless receive $110 per Share for each Share validly tendered and not withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer. Shareholders who have previously validly tendered and not withdrawn Shares pursuant to the Offer are not required to take any further action in order to receive, subject to the conditions of the Offer, the increased tender price of $110 per Share, if the Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See Section 3 of the Offer to Purchase and Section 1 of this Supplement.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. AMENDED TERMS OF THE OFFER; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     The Offer is being made for an aggregate of 17,860,124 Shares. The price per Share to be paid pursuant to the Offer has been increased from $92.50 per Share to $110 per Share, net to the seller in cash. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, November 20, 1996 unless and until Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Merger Agreement provides that, in the event all conditions to Purchaser's obligation to purchase Shares under the Offer at any scheduled expiration thereof are satisfied other than the Minimum Condition, Purchaser shall, from time to time, extend the Offer until the earlier of (i) 270 days following the date of the Original Merger Agreement or (ii) such time as the Minimum Condition is satisfied or waived in accordance with the Merger Agreement. The Merger Agreement provides that, without the consent of the Company, Purchaser will not waive the Minimum Condition.

     This Supplement, the revised (blue) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     2. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     According to published financial sources, the Company has paid no cash dividends on the Common Shares since the date of the Offer to Purchase.

     On November 5, 1996, the last full trading day prior to the announcement of the increase in the price per Share to be paid pursuant to the Offer, the closing price per Common Share as reported on the NYSE composite tape was $92.25. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON SHARES.

     3. CERTAIN INFORMATION CONCERNING THE COMPANY.  The discussion set forth in
Section 8 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     Certain Projected Financial Information. The projected revenues for the Company for each of the years ended December 31, 1996 through December 31, 1999 were $3,762 million, $3,874 million, $3,988 million and $4,149 million, respectively.

     The Rights. On July 19, 1989, the Board of Directors of Consolidated Rail Corporation ("CRC"), which is the Company's current operating subsidiary and which prior to the Company's adoption of the holding company structure on February 17, 1993 operated on a stand alone basis, declared a dividend distribution of one common stock purchase right (a "Right") for each common share of CRC and executed the Rights Agreement. Upon adoption by the Company of a holding company structure on February 17, 1993, CRC assigned all of CRC's title and interest under the Rights Agreement, as amended, to the Company (the "Assignment"). In 1995, one Right was distributed with respect to each outstanding ESOP Preferred Share. Under the Rights Agreement, as amended, each Right entitles the holder to purchase one Common Share at an exercise price of $205.00, subject to adjustment. The description of the Rights Agreement set forth in Section 8 of the Offer to Purchase is deleted in its entirety.

     On November 4, 1996, the Board of Directors of the Company adopted a resolution extending the Distribution Date (as defined in the Rights Agreement) so that it will occur only after the acquisition by an Acquiring Person (as defined in the Rights Agreement) of beneficial ownership of at least 10% of the outstanding Common Shares.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on September 20, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless earlier redeemed by the Company in accordance with the Rights Agreement.

     In conjunction with the execution of the Merger Agreement, the Board of Directors of the Company amended the Rights Agreement to (i) render the Rights Agreement inapplicable to the Merger and the other transactions contemplated by the Merger Agreement and the Company Stock Option Agreement and (ii) ensure that
(a) neither Parent nor any of its wholly owned subsidiaries is an Acquiring Person pursuant to the Rights Agreement and (b) a Shares Acquisition Date, Distribution Date or Trigger Event (in each case, as defined in the Rights Agreement) does not occur by reason of the approval, execution or delivery of the Merger Agreement and the Company Stock Option Agreement, the consummation of the Merger, or the other transactions contemplated by the Merger Agreement or the Company Stock Option Agreement and the Rights Agreement may not be further amended by the Company without the prior consent of Parent in its sole discretion. The Company has also agreed to take any further action necessary to render the Rights Agreement inapplicable to the Transactions.

     The Rights Agreement and all amendments, supplements and resolutions relating thereto, and descriptions thereof, have been filed by the Company with the SEC. Copies of such documents may be obtained in the manner set forth in the Offer to Purchase.

     Shareholders are required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. If the Distribution Date does not occur prior to the Expiration Date, a tender of Shares will automatically constitute a tender of the associated Rights. See Section 3 of the Offer to Purchase.

     4. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     Purchaser estimates that the total amount of funds required to purchase Shares pursuant to the Offer, to pay the cash portion of the consideration in the Merger and to pay all related costs and expenses will be approximately $4.1 billion. See "Fees and Expenses" in Section 17 of the Offer to Purchase.

     Purchaser plans to obtain the necessary funds through capital contributions or advances made by Parent. Parent plans to obtain the funds for such capital contributions or advances from its available cash and working capital, and either through the issuance of long- or short-term debt securities (including, without limitation, commercial paper notes) or under the Facility to be provided pursuant to the Commitment Letter, as described below.

     Parent's commercial paper program involves the private placement of unsecured, commercial paper notes with maturities of up to 270 days. The commercial paper generally has an effective interest rate approximating the then market rate of interest for commercial paper of similar rating, currently approximately 5.45%. Parent may refinance any commercial paper borrowings used to finance the purchase of Shares pursuant to the Offer through private placements of additional commercial paper, borrowings under the Facility or, depending on market or business conditions, through such other financing as Parent may deem appropriate.

     The Commitment Letter. In connection with the Offer and the Merger, Parent has entered into a commitment letter, dated October 21, 1996 (the "Commitment Letter"), with Bank of America National Trust and Savings Association, BA Securities, Inc., The Bank of Nova Scotia, The Chase Manhattan Bank, Chase Securities Inc., NationsBank, N.A. and NationsBanc Capital Markets, Inc., pursuant to which, upon the terms and subject to the conditions set forth therein and in the Term Sheet (as defined herein), Bank of America National Trust and Savings Association, The Bank of Nova Scotia, The Chase Manhattan Bank and NationsBank, N.A. (collectively, "Principal Agents") have agreed to provide a competitive advance and revolving credit facility in an aggregate principal amount of $4,800,000,000 (the "Facility"), and each Principal Agent has committed to provide $1,200,000,000 of this amount. Proceeds of the Facility will be used to finance purchase of Shares pursuant to one or more all cash tender offers, exercise of the Company Stock Option or otherwise and the Merger, to replace existing credit facilities used for commercial paper backup and, following the Merger, to provide working capital and for other general corporate purposes. The Commitment Letter includes an attachment (the "Term Sheet") which sets forth the terms contemplated to be included in the definitive documentation with respect to the Facility (the "Credit Agreement"). Under the Commitment Letter, each Principal Agent has reserved the right to syndicate a portion of its commitment to one or more financial institutions acceptable to Parent, and, in connection therewith, Chase Securities Inc., BA Securities, Inc., NationsBanc Capital Markets, Inc. and The Bank of Nova Scotia (collectively, the "Arrangers" and, together with the Principal Agents, the "Agents") have agreed to act as co-arrangers for the Facility and intend to commence syndication efforts immediately.

     Under the Facility, two borrowing options will be available: (i) a competitive advance option (the "CAF"), which will be provided on an uncommitted competitive advance basis through a competitive bid auction mechanism, and (ii) a revolving credit option (the "Revolving Credit"), which will be provided on a committed basis. Under each option, amounts borrowed and repaid may be reborrowed subject to availability under the Facility. Up to the full amount of the remaining commitments may be borrowed under either of the two borrowing options, so long as the total borrowed amount outstanding under the Facility does not exceed the amount of the Facility at any time. Each borrowing will be conditioned upon the delivery of a borrowing notice, the accuracy of representations and warranties and the absence of defaults. Events of default will include a material breach of representations or warranties, failure to pay principal or interest, breach of covenants, cross acceleration, material judgments and bankruptcy, subject to customary notice and cure periods.

     Under the Facility, interest rates per annum for the outstanding loans will be determined as follows: (i) interest rates for the CAF will be obtained from bids selected by Parent and (ii) interest rates for the Revolving Credit will be based upon either LIBOR or an alternate base rate ("ABR") that will be the higher of The Chase Manhattan Bank's prime rate and the federal funds effective rate plus 1/2 of 1%, as selected by Parent. No spread will be charged on ABR loans. The interest rate applicable to each LIBOR loan will be equal to LIBOR for the interest period applicable to such loan plus a margin, ranging from 14.0 to 35.0 basis points per annum, determined based upon Parent's credit ratings.

     Under the Facility, interest periods for outstanding loans will be determined as follows: (i) interest periods for the CAF will be determined by market availability, with fixed-rate auction advances being for periods ranging from seven to 360 days; and (ii) under the Revolving Credit, the interest period on ABR loans will be three months, and the interest period on LIBOR loans will be either one, two, three or six months, at Parent's option. Interest will be payable at the end of the relevant interest period, but not less often than quarterly. Interest will be calculated on the basis of the actual number of days elapsed over a 365/366-day year for ABR loans based on The Chase Manhattan Bank's prime rate and over a 360-day year for all other loans.

     Under the Facility, prepayments of ABR loans will be permitted at any time without penalty. LIBOR Revolving Credit loans may be prepaid in whole or in part at any time, subject to compensation in respect of any redeployment costs if prepayment occurs other than at the end of an interest period. CAF loans will not be subject to prepayment.

     Under the Facility, mandatory commitment reduction will occur in the event that any required governmental approval is denied or in the event that Parent elects to abandon the Offer and the Merger. Upon the occurrence of such event, the commitments would be reduced to the amount of loans outstanding at such time reduced by the amount of net proceeds from sales of the Shares, if any. Parent may opt to reduce the commitments under the Facility by giving notice thereof, provided that the aggregate Facility commitments at any time may in no event be less than the aggregate amount of the CAF advances and loans outstanding at such time.

     In the Commitment Letter, Parent has made certain representations and warranties regarding information made available to the Agents. In addition, the Commitment Letter provides that the Credit Agreement will include certain representations and warranties regarding, among other things, organization and powers, authority and enforceability, no conflicts, financial information, absence of material adverse change, absence of material litigation, compliance with laws and regulations and agreements, inapplicability of certain laws, taxes, ERISA and absence of material misstatements. In addition, the Commitment Letter provides that the Credit Agreement will include certain covenants regarding, among other things, maintenance of corporate existence, maintenance of ownership of railroad subsidiaries, maintenance of insurance, payment of taxes, delivery of financial statements and reports, compliance with laws, use of proceeds, and certain limitations on debt, including limitations on indebtedness in excess of $4,000,000,000 for the purchase of Shares, limitations on additional unsecured indebtedness at subsidiaries (subject to appropriate thresholds and other customary terms) and a limitation on total debt (other than indebtedness incurred to finance the exercise of the Company Stock Option) as a percentage of total capitalization to a maximum of 65% prior to the Merger and 55% at or after the Merger. The Commitment Letter provides that the Credit Agreement will also include certain covenants regarding limitations on mergers or sales of all or substantially all assets and limitations on liens and sale/leaseback transactions.

     The Agents' commitments and agreements in the Commitment Letter are subject to (i) the reasonable satisfaction of the Agents with any material changes in the structure or terms of the Offer and the Merger prior to the execution of the Credit Agreement and all legal, tax and accounting matters relating thereto,
(ii) the absence of any material adverse change since December 31, 1995 in or affecting the business, assets or condition (financial or otherwise) of Parent and its subsidiaries and the Company and its subsidiaries, taken as a whole,
(iii) the absence of a material disruption of or material adverse change in financial, banking or capital market conditions that, in the Arrangers' reasonable judgment, would be likely to materially impair the syndication of the Facility, (iv) the negotiation, execution and delivery on or before November 30, 1996 of the definitive Credit Agreement in form satisfactory to the Agents and their counsel, (v) the Agents' satisfaction that, prior to and during the syndication of the Facility, there shall be no competing issues of debt securities or commercial bank facilities of Parent or the Company or any of their respective subsidiaries being offered, placed or arranged and (vi) certain other conditions set forth in the Term Sheet. In addition, the Commitment Letter provides that the Credit Agreement will include usual and customary cost and yield provisions.

     The Commitment Letter provides that the Credit Agreement also will include conditions to effectiveness including, but not limited to, the absence of pending litigation or administrative proceedings or other legal or regulatory developments that, in the reasonable judgment of at least three Agents, would be reasonably likely to prohibit the transactions contemplated by the Offer and the Merger or to result in a material adverse change in the business, assets or condition of Parent, the termination of existing credit facilities of Parent used for the purpose of commercial paper backup, the consummation of the Offer and other customary conditions to effectiveness for facilities and transactions of such type.

     In connection with the Commitment Letter, Parent has agreed to pay the Agents certain fees, to reimburse the Agents for certain expenses and to provide certain indemnities, as is customary for commitments of the type described herein. The Commitment Letter provides that the Credit Agreement will include an agreement by Parent to pay a facility fee to each lender under the Facility based on the aggregate amount of such lender's commitment under the Facility, whether used or unused, at a rate, ranging from 6.0 to 15.0 basis points per annum, determined based upon Parent's credit ratings.

     The foregoing is a summary of the Commitment Letter and is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule 14D-1.

     Assuming that the funds contemplated by the Commitment Letter and Facility described above are made available in accordance with the terms thereof, Purchaser expects that the Financing Condition will be satisfied.

     It is anticipated that the indebtedness incurred by Parent in connection with the transactions contemplated by the Merger Agreement will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, if consummated, dividends paid by the Surviving Corporation and its subsidiaries), through additional borrowings, through application of proceeds of dispositions or through a combination of two or more such sources. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     5. BACKGROUND OF THE OFFER SINCE OCTOBER 16, 1996; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     On October 16, 1996, Parent and Purchaser commenced the Offer.

     On October 23, 1996, Norfolk Southern Corporation ("NSC") announced its intention to commence, and on October 24, 1996 NSC commenced, a tender offer for the Company (the "Hostile Offer"). The Hostile Offer is subject to numerous conditions, including the termination of the Merger Agreement and the redemption, invalidity or other inapplicability of the Rights. NSC also has commenced litigation relating to the transactions contemplated by the Merger Agreement and the Hostile Offer. See Section 16 of the Offer to Purchase and
Section 8 of this Supplement.

     On October 23, 1996, Parent issued the following press release in response to the announcement of the Hostile Offer:

NEWS

     CSX Dismisses Norfolk Southern's Announcement as a 'Confusing Non-Bid'

     RICHMOND, Va., Oct. 23 /PRNewswire/ -- In response to the Norfolk Southern (NYSE: NSC) (NSC) announcement of its hostile tender offer for Conrail, CSX (NYSE: CSX) issued the following statement:

     "Norfolk Southern's hostile offer comes as no surprise. It simply does not provide the same long-term value as the strategic CSX-Conrail partnership, which offers Conrail shareholders tax-free equity and the substantial upside potential that only comes from the benefits derived from the merger of CSX and Conrail."

     "Furthermore, Norfolk Southern's highly conditional non-bid would inevitably face serious delay and could not in any event be consummated without the approval of the Conrail board. Specifically, the provisions of the CSX-Conrail merger agreement effectively preclude the Conrail board of directors' approval of any competing offers prior to mid-April 1997. In contrast, the CSX cash tender offer would close in November 1996. The certain delays involved in the Norfolk Southern non-bid severely and negatively impact the present value of its proposal. Using a customary discount rate of 2 percent per month, the Norfolk Southern non-bid is worth less than $90 per Conrail share, far less than Norfolk Southern would have Conrail shareholders believe."

     "The fact is that the merger of CSX Conrail will result in service, efficiency and competitive benefits that cannot be achieved by any combination of the Norfolk Southern and Conrail systems."

     "By every measure, the CSX-Conrail merger is superior in economic, operational and public policy terms to the Norfolk Southern non-bid."

     Thereafter, during the weekend of November 2 through November 3, 1996, representatives of Parent and NSC met to discuss matters related to the possible sale of certain of the Company's assets.

     On November 3, 1996, Parent issued the following press release:

FOR IMMEDIATE RELEASE:

     RICHMOND -- Nov. 3, 1996 -- CSX Corporation (CSX) (NYSE: CSX) today released the following statement:

     "CSX Corporation today announced that, at the initiation of Norfolk Southern Corp. (Norfolk Southern), it is having conversations with Norfolk Southern about a possible sale by the post-merger CSX/Conrail of certain material assets. CSX has advised Conrail Inc. of such conversations. No agreements have been reached and there can be no assurance that any agreements will be reached. Under the terms of the CSX/Conrail merger agreement, mutual agreement between CSX and Conrail would be required for an agreement of the type discussed."

     Since November 4, 1996, there have been no further conversations between Parent and NSC in respect of the Company and its assets.

     Following the announcement by NSC of the Hostile Offer and from time to time thereafter until the execution of the First Amendment, Parent and the Company held discussions and engaged in negotiations relative to the Original Merger Agreement and the First Amendment.

     On November 5, 1996, Parent and the Company entered into the First Amendment pursuant to which the Offer, as amended, is being made. Under the terms of the First Amendment (see Section 7 of this Supplement), neither Parent nor the Company is permitted to engage in conversations, discussions or negotiations or enter into any agreement with other railroad companies (including NSC) relating to trackage rights or other concessions without the participation and agreement of the other party.

     On November 6, 1996, Parent and the Company issued the following joint press release announcing execution of the First Amendment:

                     CSX AND CONRAIL AMEND MERGER AGREEMENT

CSX RAISES CASH PORTION OF ITS AGREEMENT WITH CONRAIL TO $110 PER CONRAIL SHARE

              CONRAIL BOARD UNANIMOUSLY APPROVES CSX AMENDED OFFER

           CONRAIL BOARD UNANIMOUSLY REJECTS NORFOLK SOUTHERN'S OFFER

--------------------------------------------------------------------------------

     RICHMOND, VA AND PHILADELPHIA, PA, (NOVEMBER 6, 1996)--CSX Corporation [NYSE: CSX] and Conrail Inc. [NYSE: CRR] today announced that they have amended the terms of their merger agreement. Under the revised terms, CSX has raised the cash portion of its offer to $110 per Conrail share.

     Conrail also announced that its Board of Directors carefully considered the relative merits of a merger with Norfolk Southern rather than with CSX, and unanimously reaffirmed that a merger with CSX is in Conrail's best interest and is the superior strategic combination for Conrail. The Conrail Board determined that a transaction with Norfolk Southern is not in the best interest of Conrail and its constituencies.

     David M. LeVan, chairman, president and chief executive officer of Conrail, said, "Our two companies have now agreed to significantly increase the value to be received by the Conrail shareholders, and Conrail's other constituencies will continue to get tremendous benefits resulting from the CSX merger.

     "On October 14, 1996, the Conrail Board unanimously approved a merger of equals with CSX to create one of the world's leading transportation and logistics companies," Mr. LeVan continued. "That transaction provided value to our shareholders at the high-end of what has been paid in other railroad mergers, and it clearly was and is in the best interests of Conrail and its constituencies. Before approving that merger, we carefully considered the relative merits of a merger with Norfolk Southern rather than with CSX, and we unanimously determined that a merger with CSX was in Conrail's best interest and was the superior strategic combination for Conrail. In making that decision we were fully aware that Norfolk Southern had expressed an interest in acquiring Conrail. We have now reaffirmed that decision."

     John W. Snow, CSX chairman, president and chief executive officer, said, "Our decision to increase the cash portion of the offer not only reflects CSX's commitment to completing the transaction, but also accounts for the increased value we have determined will be realized through the merger. Further analysis by our management team, working with its counterpart at Conrail, has identified at least $730 million in synergies and cost savings, $180 million more than originally anticipated.

     "Following the combination of our two companies, we expect immediate net traffic benefits of about $165 million and cost savings totaling approximately $565 million," continued Mr. Snow. "Importantly, we will realize these benefits rapidly by working closely together. This is especially significant since Conrail shareholders who receive CSX shares as consideration for their shares, will benefit from what we expect will be a substantial increase in the value of those shares.

     "Furthermore, it is apparent that the merger between CSX and Conrail will produce signification public policy benefits. The service and pricing advantages we will offer shippers will reduce truck traffic along the now congested interstate corridors throughout the region. We also will be able to provide a safer, more reliable operating environment for passenger services. Only the CSX/Conrail combination offers so many significant benefits to customers and the greater public," Mr. Snow added.

     "The hostile Norfolk Southern bid is burdened with a series of significant conditions. Given all the obstacles in the path of Norfolk Southern's bid, Conrail shareholders would have to wait a prolonged amount of time to receive payment for their shares. Meanwhile, the CSX/Conrail combination offers an immediate opportunity to move forward together creating real, substantive value for both Conrail and CSX shareholders.

     "The merger of CSX and Conrail is driven by a compelling logic. Together, CSX and Conrail will create the leading global freight transportation and logistics management company and provide dramatically improved rail service to our customers east of the Mississippi. Shippers and receivers throughout the region will benefit from significantly enhanced competition, much better service and more competitive pricing. Our combined railroad will grow significantly and operate with maximum efficiency," Mr. Snow said.

     "Clearly, the combination of CSX and Conrail provides the best overall package of benefits to our constituencies, including customers, the communities we serve, and the public-at-large. We welcome the strong support of the Conrail Board of Directors and look forward to a bright future as our new company moves full speed into the 21st Century," concluded Mr. Snow.

     The significant amendments to the CSX/Conrail merger agreement include:

     - The increase of the cash portion of the transaction to $110 per Conrail share. The structure of the proposed merger will remain the same: 40 percent of the fully diluted shares of Conrail's common stock and ESOP preferred stock will be acquired at the new price and the remaining 60 percent will be exchanged for CSX stock at the originally agreed-upon exchange ratio of 1.85619 CSX shares for each Conrail share;

     - An extension by three months of the period of time during which the Conrail Board of Directors cannot withdraw its support of the merger agreement or agree to any competing transaction. As now extended, such provisions will run until July 12, 1997; and

     - Neither party will engage in discussions or enter into any agreement with other railroad companies (including Norfolk Southern) relating to trackage rights or other concessions without the participation and agreement of the other party.

     Additionally, the Conrail Shareholders Meeting scheduled for November 14 has been canceled. The record date for a new shareholders meeting has been set at December 5, 1996, and the shareholder meeting is expected to be held in mid-December.

     CSX's tender offer of $110 per Conrail share is for an aggregate of about
17.9 million shares of Conrail common stock and ESOP preferred stock, or approximately 19.9 percent of the Conrail outstanding voting stock. The offer is subject to certain customary conditions.

     Under the terms of the CSX offer, as amended, the tender offer's expiration date and withdrawal and proration rights are extended until Midnight EST, November 20, 1996. As of the close of business on November 5, 1996, 56,634 Conrail shares had been tendered pursuant to the CSX offer.

     CSX Corporation, headquartered in Richmond, VA, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services.

     Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.

     Attached is a fact sheet on the CSX/Conrail merger of equals, and additional information regarding this announcement can be found on the companies' Web sites on the Internet. CSX's home page can be reached at http://www.CSX.com. Conrail's home page can be reached at http://www.CONRAIL.com.

                 FAST FACTS REGARDING THE CSX - CONRAIL MERGER

     - The proposed CSX/CRR merger of equals will create a powerful strategic alliance, the leading transportation company in the world with more than $14 billion in revenue and operations serving more than 80 countries around the globe.

     - In addition to the railroad, the new company will include the nation's largest container-shipping (Sea-Land Services) and barging (American Commercial Barge Line) companies, its only full-service, coast-to-coast intermodal company (CSX Intermodal) and one of the foremost contract logistics management companies (Customized Transportation Services) in the world.

     - For employees and the communities within which they work and live, the CSX/CRR merger of equals offers the combination of companies with complementary business mixes, common corporation strategies and compatible corporate cultures.

     - CSX/CRR has agreed to locating the corporate headquarters of the new company in Philadelphia; to leaving the operating headquarters of the CSXT and Conrail rail companies in Jacksonville and Philadelphia for the foreseeable future; to a board comprised of an equal number of directors from each company; and to a defined succession plan that insures the management and employees, shareholders, customers and communities served by both companies will have powerful roles and strong voices in the future of the company.

     - For shareholders, the CSX/CRR merger of equals offers ownership of an international transportation company with the scale and efficiency at home and abroad to compete effectively and generate attractive returns well into the 21st Century.

     - For customers, the CSX/CRR combination provides a 29,000 route mile rail system that would span 22 states and offer vastly improved service to virtually all major markets east of the Mississippi. Such a system will provide the highest quality service to customers as a result of faster, more reliable service, shorter routes, an improved cost structure, better equipment supply and utilization and more single-line service.

     - The proposed CSX/CRR merger of equals allows realization of public policy benefits that cannot be accomplished through any other combination.

     - More passenger trains will use the combined CSX/CRR rail system than any other in the United States. These include not only Amtrak's but also those operated by commuter services in Boston, New York, Philadelphia, Baltimore and Washington. Freight and passenger trains currently share the same tracks in these areas. Improved coordination, scheduling and operation of freight and passenger services will reduce delays and improve safety and service for passengers. Similar options may exist in other parts of the combined system in the future as hard-pressed urban planners increasingly turn to rail transportation to relieve highway congestion, save scarce public resources and improve air quality.

     - The proposed CSX/CRR merger of equals offers improved rail competition to Northeast and Midwest markets and an opportunity to improve the social and economic benefits of the entire transportation infrastructure of the region through increased, more effective competition with the trucking industry and through additional intermodal cooperation.

     6. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY. Based upon discussions with the Company, Parent believes that total quantifiable benefits from the Merger will be approximately $730 million annually, based on the realization of cost savings (totaling approximately $565 million) from operating efficiencies, facility consolidations, overhead rationalization and other activities, and new traffic volumes (totaling approximately $165 million) earned by enhanced service. Parent intends that the combined company will make investments to support revenue growth, and will create a streamlined organization that incorporates the best of Parent's and the Company's organizations, while combining facilities and realizing economies of scale. Parent expects that there will be some job losses as a result of consolidations and the elimination of redundancies, but that these will be offset substantially over time by new employment opportunities resulting from growth of the business. Parent has not yet developed specific plans to implement the foregoing. THE FOREGOING ESTIMATES OF COST SAVINGS AND SYNERGIES ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF PARENT. THERE CAN BE NO ASSURANCE THAT THEY WILL BE ACHIEVED AND ACTUAL SAVINGS AND SYNERGIES MAY VARY MATERIALLY FROM THOSE ESTIMATED. THE INCLUSION OF SUCH ESTIMATES HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR ANY OTHER PARTY CONSIDERS SUCH ESTIMATES AN ACCURATE PREDICTION OF FUTURE EVENTS.

     7. MERGER AGREEMENT; OTHER AGREEMENTS. The discussion set forth in Section 13 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     The First Amendment. The First Amendment effects certain changes to the Original Merger Agreement. Other than as amended by the First Amendment, the provisions of the Original Merger Agreement remain in full force and effect.

          The Offer. The First Amendment provides that Purchaser will amend the Offer to increase the price to be paid to $110 per Share, net to the seller in cash. The obligations of Parent, Purchaser and the Company set forth in the Original Merger Agreement with respect to the Offer apply with respect to the Offer as so amended.

          The First Amendment provides that, at any time prior to eleven business days before the then-scheduled Expiration Date if the Pennsylvania Control Transaction Law is inapplicable to the Company by such time, Parent will, at the written request of the Company, amend the Offer to increase the number of Shares sought to 40% of the outstanding Common Shares on a fully diluted basis as of the date of the Original Merger Agreement (excluding Shares that would be outstanding upon exercise of the Company Stock Option). In addition, at any time following seven business days after consummation of the Offer, if Parent and its subsidiaries do not already own at such time 40% or more of the Shares outstanding as of the date of the Original Merger Agreement (excluding Shares that would be outstanding upon exercise of the Company Stock Option), Parent may, and at the written request of the Company is required to, commence the Second Offer to purchase up to that number of Shares which, when added to the aggregate number of Shares then beneficially owned by Parent (other than pursuant to the Company Option Agreement) equals 40% of such outstanding Shares, at a price of not less than $110 and on other terms no less favorable to shareholders of the Company than the Offer, provided that Parent will not be required to consummate the Second Offer until after the Pennsylvania Control Transaction Law is inapplicable to the Company. The Company has agreed that it will not make any such written request at any time that the Offer is outstanding and the Expiration Date is within 10 business days thereof.

          The Merger. The First Amendment provides that the Per Share Cash Consideration to be paid in the Merger, if any, will be $110.

          Shareholders' Meetings. The First Amendment provides that the Company will not convene, adjourn or postpone the Pennsylvania Special Meeting without Parent's prior consent, and such consent will not be unreasonably withheld. In the event that the matters to be considered at the Company Merger Meeting or the Parent Shareholders Meeting are not approved at a meeting called for such purpose, from time to time the Company or Parent, as applicable, may, and will at the request of Parent or the Company, as applicable, duly call one or more meeting(s) of shareholders for such purposes. Subject to the foregoing, the First Amendment further provides that the Company shall convene any such shareholder meetings as soon as practicable after receipt of any request to do so by Parent (and, in the case of the Pennsylvania Special Meeting, as soon as practicable after December 5, 1996).

          The First Amendment also provides that, following the Pennsylvania Shareholder Approval, the Company will take all necessary or advisable action to cause the Articles Amendment to become effective.

          Third Party Discussions. The First Amendment provides that during the term of the Merger Agreement, neither the Company nor Parent, will, nor will it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, participate in any conversations, discussions or negotiations, or enter into any agreement, arrangement or understanding, with any other company engaged in the operation of railroads (including NSC) with respect to the acquisition by any such other company (including NSC) of any securities or assets of the Company and its subsidiaries or Parent and its subsidiaries, or any trackage rights or other concessions relating to the assets or operations of the Company and its subsidiaries or Parent and its subsidiaries, other than with respect to sales, leases, licenses, mortgages or other disposals of assets or properties that are permitted as described in (d) under "Interim Operations of the Company and Parent" in Section 13 of the Offer to Purchase). Notwithstanding the foregoing, however, Parent and the Company will be permitted to engage in conversations, discussions and negotiations with other companies engaged in the operation of railroads (including NSC) to the extent reasonably necessary or reasonably advisable in connection with obtaining regulatory approval of the transactions contemplated by the Merger Agreement in accordance with the terms set forth in the Merger Agreement, and in each case so long as (i) a representative of each party is present at any such conversation, discussion or negotiation, (ii) the general subject matter of any such conversation, discussion or negotiation has been agreed to in advance by the Company and Parent and (iii) the Company, Parent and such other company have previously agreed to appropriate confidentiality arrangements, on terms reasonably acceptable to the Company and Parent (which terms shall in any event permit disclosure to the extent required by law), relating to the existence and subject matter of any such conversation, discussion or negotiation. Provisions of the First Amendment described in this paragraph will terminate and be of no further force and effect immediately upon any exercise by Parent or the Company of its rights under the proviso to the first sentence described under "No Solicitation" in Section 13 of the Offer to Purchase, provided that such party exercising such rights has given the other party prior notice with respect thereto.

          No Solicitation. The First Amendment provides that the 180 days described under "No Solicitation" in Section 13 of the Offer to Purchase has been changed to 270 days.

          Termination. The First Amendment provides that the right to terminate the Merger Agreement in connection with a shareholders meeting described in
     (b)(i) and (b)(ii) under "Termination" in Section 13 of the Offer to Purchase will be exerciseable only to the extent that such shareholders meeting is held after the earlier of (i) 270 days after the date of the Original Merger Agreement or (ii) the purchase of an aggregate of 40% of the fully diluted shares under the Offer or, if applicable, the Second Offer.

     The foregoing is a summary of certain provisions of the First Amendment. This summary is qualified in its entirety by reference to the First Amendment, which is incorporated herein by reference. Terms not otherwise defined herein or in the following summary shall have the meanings set forth in the First Amendment.

     8. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. The discussion set forth in Section 16 of the Offer to Purchase and the amendments thereto are hereby amended and supplemented as follows:

     Antitrust. Parent and Purchaser have requested the Premerger Notification Office of the FTC to confirm that the Offer, the Merger and the Company Stock Option Agreement are not subject to, or are exempt from, the HSR Act, and such Office has done so. On this basis, Purchaser expects that the HSR Condition will be satisfied.

     STB Matters; The Voting Trust. Parent has requested the staff of the STB to issue an informal, nonbinding opinion that the use of the Voting Trust is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier, and the Staff of the STB has done so. On this basis, Purchaser expects that the Voting Trust Condition will be satisfied.

     It is possible that the Department of Justice or railroad competitors of Parent and the Company, or others, may argue that Purchaser should not be permitted to use the voting trust mechanism to acquire Shares prior to final STB approval of the acquisition of control of the Company. Purchaser believes it is unlikely that such arguments would prevail, but there can be no assurance in this regard, nor can there be any assurance that if such arguments are made, it will not cause the STB staff to rescind their opinion regarding the Voting Trust Agreement.

     The Voting Trust Agreement provides that Purchaser or its successor in interest will be entitled to receive any cash dividends paid by the Company.

     STB Matters; Acquisition of Control. On October 18, 1996, Parent and the Company filed with the STB a Notice of Intent to File Railroad Control Application, a Petition for Protective Order and a Petition to Establish Procedural Schedule. On or before March 1, 1997 (but not before January 18,
1997), Parent, the Company and various of their affiliates plan to file an application (the "STB Application") seeking approval of the STB for the acquisition of control over the Company and its affiliates by Parent and its affiliates, the Merger, and related transactions.

     Parent, the Company and various of their affiliates have asked the STB to adopt a more expedited schedule contemplating a final order by the STB within 255 days of the filing of an application with the STB seeking approval of the Merger.

     Norfolk Southern Litigation. On October 23, 1996, NSC filed a Complaint for Declaratory and Injunctive Relief in the United States District Court for the Eastern District of Pennsylvania, naming the Company, Parent and directors of the Company as defendants, alleging, among other things, violations of fiduciary duty, of the Company's Articles of Incorporation and By-Laws, of the Pennsylvania Law and of disclosure provisions of the federal securities laws, relating to tender offers and proxy solicitations, and requesting preliminary and permanent injunctive and declaratory relief including, without limitation, an injunction from commencing or continuing a tender offer (such as the Offer) for Company securities, seeking approval of the Articles Amendment or taking steps to make the Articles Amendment effective, taking any action to redeem the Rights or render the Rights inapplicable to any offer with respect to the Company by Parent without, at the same time, rendering the Rights inapplicable with respect to NSC's proposed tender offer with respect to the Company, taking any action to enforce certain provisions of the Merger Agreement, failing to take action to exempt NSC's proposal to acquire the Company from certain provisions of the Pennsylvania Law and holding the Pennsylvania Special Meeting. On October 30, 1996, NSC amended its complaint to, among other things, challenge certain additional features in the Merger Agreement and the Rights Agreement. As amended, the NSC complaint alleges, among other things, that entering into the Company Stock Option Agreement and the termination fee provisions of the Merger Agreement are violations of the fiduciary duties of the defendants, that the provisions of the Rights Agreement (which are alleged to result in the Company being prohibited from engaging in any merger or sale transaction with any entity other than Parent until 2005 in the event that a Distribution Date, as defined in the Rights Agreement, occurs) violate defendants' fiduciary duties; that the structure of the Offer is coercive and unfair to stockholders of the Company; that a provision in the Merger Agreement barring the Company from changing its recommendation of the transaction or agreeing to a competing transaction for a 180-day period from the execution of the Merger Agreement is ultra vires and a breach of the defendants' duties; and that certain features of the Rights Agreement which vest exclusive authority to redeem or amend the Rights in Continuing Directors (as defined in the Rights Agreement) are unlawful. On October 24, 1996, a hearing was scheduled for November 12, 1996 on the preliminary injunction being sought by NSC to enjoin, among other things, the Pennsylvania Special Meeting (and the effectiveness of the Articles Amendment) and to enjoin consummation of the Offer.

     Among other things, the NSC complaint, as amended, alleges, with respect to alleged deficiencies in the disclosures made by Parent and the Company, that (capitalized terms used and not defined in the following quoted paragraphs shall have the meanings assigned such terms in the above-described complaint):

     "75. Conrail's Preliminary Proxy Statement contains the following misrepresentations of fact:

          (a) Conrail states that "certain provisions of Pennsylvania law effectively preclude . . . CSX from purchasing 20% or more" of Conrail's shares in the CSX Offer "or in any other manner (except the [CSX] Merger." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

          (b) Conrail states that its "Board of Directors believes that Conrail shareholders should have the opportunity to receive cash in the near term for 40% of [Conrail's] shares," and that "[t]he Board of Directors believes it is in the best interests of shareholders that they have the opportunity to receive cash for 40% of their shares in the near term." These statements are false. First of all, the Conrail Board believes that Conrail shareholders should have the opportunity to receive cash in the near-term for 40% of Conrail's shares only if such transaction will swiftly deliver effective control of Conrail to CSX. Second, the Conrail Board of Directors does not believe that such swift transfer of control to CSX is in the best interests of Conrail shareholders; rather, the Conrail Board of Directors believes that swift transfer of effective control over Conrail to CSX through the CSX Offer will lock up the CSX Transaction and preclude Conrail shareholders from any opportunity to receive the highest reasonably available price in a sale of control of Conrail.

     76. CSX's Schedule 14D-1 contains the following misrepresentations of fact . . . :

          (b) CSX states that the "purpose of the [CSX] Offer is for [CSX] . . . to acquire a significant equity interest in [Conrail] as the first step in a business combination of [CSX] and [Conrail]." This statement is false. The purpose of the CSX Offer is to swiftly transfer effective control over Conrail to CSX in order to lock up the CSX Transaction and foreclose the acquisition of Conrail by any competing higher bidder.

          (c) CSX states that "the Pennsylvania Control Transaction Law effectively precludes [CSX, through its acquisition subsidiary] from purchasing 20% or more of Conrail's shares pursuant to the [CSX] Offer." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

     77. Conrail's Schedule 14D-9 states that "the [CSX Transaction] . . . is being structured as a true merger-of-equals transaction." This statement is false. The CSX Transaction is being structured as a rapid, locked-up sale of control of Conrail to CSX involving a significant, albeit inadequate, control premium.

     78. Each of the Conrail Preliminary Proxy Statement, the CSX Schedule 14D-1, and the Conrail Schedule 14D-9 omit to disclose the following material facts, the disclosure of which are necessary to make the statements made in such documents not misleading . . . :

          (b) That both Conrail (and its senior management) and CSX (and its senior management) knew (i) that NS was keenly interested in acquiring Conrail, (ii) that NS has the financial capacity and resources to pay a higher price for Conrail than CSX could, and (iii) that a financially superior competing bid for Conrail by NS was inevitable.

          (c) That Conrail management led NS to believe that if and when the Conrail Board determined to sell Conrail, it would do so through a process in which NS would be given the opportunity to bid, and that in the several weeks prior to the announcement of the CSX Transaction, defendant LeVan on two occasions prevented Mr. Goode from presenting an acquisition proposal to Conrail by stating to him that making such a proposal would be unnecessary and that Mr. LeVan would contact Mr. Goode concerning NS's interest in acquiring Conrail following (i) the Conrail Board's strategic planning meeting scheduled for September 1996 and (ii) a meeting of the Conrail Board purportedly scheduled for October 16, 1996.

          (d) That in September of 1994, NS had proposed a stock-for-stock acquisition of Conrail at an exchange ratio of 1.1 shares of NS stock for each share of Conrail stock, which ratio, if applied to the price of NS stock on the day before announcement of the CSX Transaction, October 14, 1996, implied a bid by NS worth over $101 per Conrail share.

          (e) That the CSX Transaction was structured to swiftly transfer effective, if not absolute voting control over Conrail to CSX, and to prevent any other bidders from acquiring Conrail for a higher price.

          (f) That although Conrail obtained opinions from Morgan Stanley and Lazard Freres that the consideration to be received by Conrail stockholders in the CSX Transaction was "fair" to such shareholders from a financial point of view, Conrail's Board did not ask its investment bankers whether the CSX Transaction consideration was adequate, from a financial point of view, in the context of a sale of control of Conrail such as the CSX Transaction.

          (g) That although in arriving at their "fairness" opinions, both Morgan Stanley and Lazard Freres purport to have considered the level of consideration paid in comparable transactions, both investment bankers failed to consider the most closely comparable transaction -- NS's September 1994 merger proposal, which as noted above, would imply a price per Conrail share in excess of $101.

          (h) That, if asked to do so, Conrail's investment bankers would be unable to opine in good faith that the consideration offered in the CSX Transaction is adequate to Conrail's shareholders from a financial point of view.

          (i) That Conrail's Board failed to seek a fairness opinion from its investment bankers concerning the $300 million break-up fee included in the CSX Transaction.

          (j) That Conrail's Board failed to seek a fairness opinion from its investment bankers concerning the Stock Option Agreement granted by Conrail to CSX in connection with the CSX Transaction.

          (k) That the Stock Option Agreement is structured so as to impose increasingly severe dilution costs on a competing bidder for control of Conrail for progressively higher acquisition bids.

          (l) That the Conrail Board intends to withhold the filing of the Charter Amendment following its approval by Conrail's stockholders if the effectiveness of such amendment would facilitate any bid for Conrail other than the CSX Transaction.

          (m) That the Charter Amendment and/or its submission to a vote of the Conrail shareholders is illegal and ultra vires under Pennsylvania law.

          (n) That the Conrail Board's discriminatory (i) use of the Charter Amendment, (ii) amendment of the Conrail Poison Pill and (iii) action exempting the CSX Transaction from Pennsylvania's Business Combination Statute, all to facilitate the CSX Transaction and to preclude competing financially superior offers for control of Conrail, constitute a breach of the defendant directors' fiduciary duty of loyalty.

          (o) That Conrail's Board failed to conduct a reasonable, good faith investigation of all reasonably available material information prior to approving the CSX transaction and related agreements, including the lock-up Stock Option Agreement.

          (p) That in recommending that Conrail's shareholders tender their shares to CSX in the CSX Offer, Conrail's Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

          (q) That in recommending that Conrail's shareholders approve the Charter Amendment, the Conrail Board did not conclude that doing so would be in the best interests of Conrail's shareholders.

          (r) That in recommending that Conrail shareholders tender their shares to CSX in the CSX Offer, primary weight was given by the Conrail Board to interests of persons and/or groups other than Conrail's shareholders.

          (s) That in recommending that Conrail shareholders tender their shares to CSX in the CSX Offer, primary weight was given to the personal interests of defendant LeVan in increasing his compensation and succeeding Mr. Snow as Chairman and Chief Executive Officer of the combined CSX/Conrail company.

          (t) That the Continuing Director Requirement in Conrail's Poison Pill . . . adopted by Conrail's board in September 1995 and publicly disclosed at that time, is illegal and ultra vires under Pennsylvania law and therefore is void and unenforceable."

     The foregoing is a summary of NSC's complaint, as amended, and is qualified in its entirety by reference to the NSC complaint, as amended, a copy of which is filed as Exhibit (c)(6) to the Schedule 14D-1.

     Parent and Purchaser have filed motions to dismiss the claims alleged in the NSC complaint.

     Shareholder Litigation. On October 30, 1996, three shareholders of the Company filed a complaint, individually and derivatively on behalf of the Company, against the Company, Parent and certain other defendants in the United States District Court for the Eastern District of Pennsylvania. Plaintiffs request declaratory and injunctive relief from, among other things, defendants' alleged violations of federal securities laws, holding the Pennsylvania Special Meeting, consummation of the Offer, alleged illegal and ultra vires acts by the Company and its directors, including seeking approval of the Articles Amendment, and alleged breach of fiduciary duties by directors of the Company.

     9. MISCELLANEOUS. Parent and Purchaser have filed with the SEC amendments to the Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities Exchange Act, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1, and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).

     Except as modified by this Supplement, the terms set forth in the Offer to Purchase, the amendments thereto and the related Letters of Transmittal remain applicable in all respects to the Offer and this Supplement should be read in conjunction with the Offer to Purchase, the amendments thereto and the related Letters of Transmittal.

                                          GREEN ACQUISITION CORP.

November 6, 1996

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:
                       IBJ SCHRODER BANK & TRUST COMPANY

           By Mail:              By Facsimile Transmission:   By Hand or Overnight Delivery:
          P.O. Box 84                  (212) 858-2611                One State Street
     Bowling Green Station          Attn: Reorganization         New York, New York 10004
 New York, New York 10274-0084      Operations Department            Attn: Securities
     Attn: Reorganization                                           Processing Window,
     Operations Department                                             Subcellar One

                        Confirm Facsimile by Telephone:
                                 (212) 858-2103
                            ------------------------

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                        WASSERSTEIN PERELLA & CO., INC.
                              31 West 52nd Street
                            New York, New York 10019
                                 Call Collect:
                                 (212) 969-2700